          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 25, 1998

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-41033

                                  $489,400,000

                                     [LOGO]

                           BOISE CASCADE CORPORATION

                          MEDIUM-TERM NOTES, SERIES A

                    DUE 9 MONTHS OR MORE FROM DATE OF ISSUE
                             ---------------------

    Boise Cascade Corporation (the "Company") may offer from time to time its medium-term notes. The Medium-Term Notes, Series A (the "Notes") offered by this Prospectus Supplement are offered in an aggregate principal amount of up to $489,400,000, subject to reduction as a result of the sale of other Debt Securities. Each Note will mature 9 months or more from its date of original issuance ("Issue Date"), as selected by the initial purchaser and agreed to by the Company. The Notes may be subject to optional redemption or repayment, or obligate the Company to redeem or purchase the Notes pursuant to sinking fund or analogous provisions, as specified in an accompanying Pricing Supplement to this Prospectus Supplement (a "Pricing Supplement"). The Notes will be issued in fully registered form in denominations of $1,000 and integral multiples thereof. See "Description of Notes" and "Plan of Distribution of Notes".

    The interest rate or interest rate formula, issue price, Stated Maturity, interest payment dates, and redemption and repayment provisions, if any, and certain other terms, if applicable, for each Note will be established by the Company at the date of issuance of such Note and will be indicated in a Pricing Supplement. Each Note will bear interest at either (a) a fixed rate (a "Fixed Rate Note") or (b) a variable rate determined by reference to an interest rate formula (a "Floating Rate Note"), which may be adjusted by adding or subtracting the Spread or multiplying by the Spread Multiplier, unless otherwise indicated in the applicable Pricing Supplement. Unless otherwise indicated in the applicable Pricing Supplement, the interest rate formula for a Floating Rate Note will be the Commercial Paper Rate, the Federal Funds Effective Rate, LIBOR or the Treasury Rate. Interest rates, or interest rate formulas, are subject to change by the Company from time to time, but no such change will affect any Note already issued or as to which an offer to purchase has been accepted by the Company.

    Notes may be issued in definitive form or may be represented by a permanent global Note or Notes, as specified in the applicable Pricing Supplement, registered in the name of The Depository Trust Company, as Depositary, or a nominee of the Depositary (each such Note represented by a permanent global Note being referred to herein as a "Book-Entry Note"). Beneficial interests in Book-Entry Notes will only be evidenced by, and transfers thereof will only be effected through, records maintained by participants of the Depositary. Except as described under "Description of Notes--Book-Entry Notes", owners of beneficial interests in a permanent global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the Holders thereof.
                           --------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                                    EXCHANGE
    COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                                    EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
       ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.
                         ------------------------------

                                                            PRICE TO            AGENTS'                 PROCEEDS TO
                                                            PUBLIC(1)       COMMISSIONS(2)             COMPANY(2)(3)
                                                          -------------  ---------------------  ----------------------------
Per Note................................................      100%          .125%-  .750%            99.875%-  99.250%
Total(4)................................................  $489,400,000   $611,750-  $3,670,500  $488,788,250-  $485,729,500

--------------------------

(1) Unless otherwise indicated in the applicable Pricing Supplement, each Note will be issued at 100% of its principal amount.

(2) The Company will pay Goldman, Sachs & Co. and Salomon Brothers Inc (the "Agents"), as agents, a commission ranging from .125% to .750% of the principal amount of any Note with a maturity of 9 months to 30 years, depending on its Stated Maturity and a commission to be negotiated for Notes with longer maturities, sold through any such Agent. The Company also may sell Notes to any Agent, or to a group of underwriters for which such Agent will act as representative, at a discount for resale to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by such Agent. The Company also may sell Notes directly to investors or agents on its own behalf at varying prices related to prevailing market prices at the time of sale, as determined by the Company.

(3) Before deducting other expenses payable by the Company estimated at $150,000.

(4) Assuming all Notes are issued at 100% of Principal Amount and sold through one or more of the Agents.
                         ------------------------------

    The Notes may be offered from time to time by the Company on a continuing basis through the Agents, each of which has agreed to use reasonable efforts to solicit offers to purchase the Notes. The Company also may sell Notes directly to investors on its own behalf or to any Agent acting as principal, or to a group of underwriters for which such Agent acts as representative, for resale to one or more investors. The Notes will not be listed on any securities exchange, unless otherwise indicated in the applicable Pricing Supplement, and there can be no assurance that the Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or any Agent may reject any offer to purchase Notes, in whole or in part. See "Plan of Distribution of Notes".

GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY
                               ------------------

               The date of this Prospectus Supplement is May 12, 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                              DESCRIPTION OF NOTES

    The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and conditions of Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. See "Glossary" for definitions of certain terms used in this Prospectus Supplement.

GENERAL

    The Notes offered hereby will be issued under the Indenture (the "Indenture") referred to in the accompanying Prospectus between the Company and U.S. Bank Trust National Association, as successor Trustee (the "Trustee"). The Company conducts banking transactions with affiliates of the Trustee in the normal course of the Company's business and uses the Trustee or its affiliates as trustee for various debt issues.

    The Notes constitute a single series for purposes of the Indenture, which series is not limited as to principal amount. The Notes offered hereby are limited to an aggregate principal amount of $489,400,000, less an amount equal to the aggregate initial offering price of any other Debt Securities (as defined in the accompanying Prospectus) sold by the Company (including any other series of medium-term notes). See "Plan of Distribution of Notes". The foregoing limit may be increased by the Company if in the future it determines that it may wish to sell additional Notes. The Notes are referred to in the accompanying Prospectus as the "Offered Securities". For a description of the rights attaching to different series of Securities under the Indenture, see "Description of Debt Securities" in the accompanying Prospectus.

    Each Note will mature nine months or more from its Issue Date, as selected by the initial purchaser and agreed to by the Company.

    The Notes will be issuable only in fully registered form in denominations of $1,000 and integral multiples thereof. Notes may be issued in definitive form or may be represented by a permanent global Note or Notes, as indicated in the applicable Pricing Supplement, registered in the name of the Depositary or its nominee. See "Description of Notes--Book-Entry Notes" below.

    The applicable Pricing Supplement will indicate either that a Note cannot be redeemed or repaid prior to its Stated Maturity or that a Note will be redeemable at the option of the Company or repayable at the option of the holder thereof on or after a specified date prior to its Stated Maturity at a specified price or prices (which may include a premium), together with accrued interest to the date of redemption or repayment, as the case may be. In addition, the applicable Pricing Supplement will indicate either that the Company will not be obligated to redeem or purchase a Note pursuant to any sinking fund or analogous provisions or that the Company will be so obligated. If the Company will be so obligated, the applicable Pricing Supplement will indicate the period or periods within which and the price or prices at which the applicable Notes will be redeemed or purchased, in whole or in part, pursuant to such obligation and the other detailed terms and provisions of such obligation.

    Payments of principal (and premium, if any) and interest payable at Maturity on Notes, other than Book-Entry Notes, will be made in immediately available funds at the Corporate Trust Office of U.S. Bank Trust National Association, in the Borough of Manhattan, The City of New York, provided that the Note is presented to the Trustee in time for the Trustee to make such payments in such funds in accordance with its normal procedures. All other interest payments will be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. With respect to payments at Maturity on Book-Entry Notes, see "Description of Notes--Book-Entry Notes".

    The Notes, other than Book-Entry Notes, may be presented for registration of transfer or exchange in the manner described in the accompanying Prospectus. With respect to transfers of Book-Entry Notes and exchanges of permanent global Notes representing Book-Entry Notes, see "Description of Notes-- Book-Entry Notes".

    The covenants contained in the Indenture and the Notes would not necessarily afford holders of the Notes protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Company's debt securities. The Company has issued and may in the future issue from time to time unsecured debt securities containing covenants similar to those contained in the Indenture and the Notes and which also contain other covenants that are intended to provide the holders of such debt securities protection in the event of a highly leveraged or other transaction involving the Company.

APPLICABILITY OF DEFEASANCE PROVISIONS

    The Indenture provisions relating to defeasance and discharge and covenant defeasance which are described in the accompanying Prospectus under "Description of Debt Securities--Satisfaction, Discharge, and Defeasance Prior to Maturity or Redemption" will apply to the Notes.

INTEREST

    Each Note will bear interest from and including its Issue Date or from and including the most recent Interest Payment Date (or in the case of a Floating Rate Note with daily or weekly Interest Reset Dates, the day following the most recent Regular Record Date) with respect to which interest on such Note (or any predecessor Note) has been paid or duly provided for at the fixed rate per annum, or at the rate per annum determined pursuant to the interest rate formula, stated therein and in the applicable Pricing Supplement until the principal thereof is paid or made available for payment. Interest will be payable on each Interest Payment Date and at Maturity. Interest will be payable generally to the person (which, in the case of a permanent global Note representing Book-Entry Notes, shall be the Depositary) in whose name a Note (or any predecessor Note) is registered at the close of business on the Regular Record Date next preceding each Interest Payment Date; PROVIDED, HOWEVER, that interest payable at Maturity will be payable to the person (which, in the case of a permanent global Note representing Book-Entry Notes, shall be the Depositary) to whom principal shall be payable. Unless otherwise indicated in the applicable Pricing Supplement, the first payment of interest on any Note originally issued between a Regular Record Date and the corresponding Interest Payment Date will be made on the second Interest Payment Date following the Issue Date of such Note to the registered owner (which, in the case of a permanent global Note representing Book-Entry Notes, shall be the Depositary) on the Regular Record Date immediately preceding such Interest Payment Date. With respect to payments of interest on Book-Entry Notes, see "Description of Notes--Book-Entry Notes".

    Interest rates, or interest rate formulas, are subject to change by the Company from time to time, but no such change will affect any Note already issued or as to which an offer to purchase has been accepted by the Company.

FIXED RATE NOTES

    The applicable Pricing Supplement relating to a Fixed Rate Note will designate a fixed rate of interest per annum payable on such Note. Unless otherwise indicated in the applicable Pricing Supplement, the Interest Payment Dates with respect to Fixed Rate Notes shall be February 1 and August 1 of each year and at Maturity and the Regular Record Dates for such Notes shall be the January 16 and

July 16 next preceding the February 1 and August 1 Interest Payment Dates. Unless otherwise indicated in the applicable Pricing Supplement, interest payments for Fixed Rate Notes shall be the amount of interest accrued to, but excluding, the relevant Interest Payment Date. Interest on such Notes will be computed on the basis of a 360-day year of twelve 30-day months.

FLOATING RATE NOTES

    The applicable Pricing Supplement relating to a Floating Rate Note will designate an interest rate formula for such Floating Rate Note. Such formula may be: (a) the Commercial Paper Rate, in which case such Note will be a Commercial Paper Rate Note, (b) the Federal Funds Effective Rate, in which case such Note will be a Federal Funds Effective Rate Note, (c) LIBOR, in which case such Note will be a LIBOR Note, (d) the Treasury Rate, in which case such Note will be a Treasury Rate Note, or (e) such other interest rate formula as is set forth in such Pricing Supplement. The applicable Pricing Supplement for a Floating Rate Note also will specify the interest rate formula and the Spread or Spread Multiplier, if any, and the maximum or minimum interest rate limitation, if any, applicable to each Note. In addition, such Pricing Supplement will define or particularize for each Floating Rate Note the following terms, if applicable:
Calculation Agent, Calculation Dates, Initial Interest Rate, Interest Payment Dates, Regular Record Dates, Index Maturity, Interest Determination Dates and Interest Reset Dates with respect to such Note. See "Glossary" for definitions of certain terms used in this Prospectus Supplement.

    The rate of interest on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually (each an "Interest Reset Date"), as specified in the applicable Pricing Supplement. The Interest Reset Date will be, in the case of Floating Rate Notes which reset daily, each Market Day; in the case of Floating Rate Notes (other than Treasury Rate Notes) which reset weekly, the Wednesday of each week; in the case of Treasury Rate Notes which reset weekly, except as provided below, the Tuesday of each week; in the case of Floating Rate Notes which reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes which reset quarterly, the third Wednesday of March, June, September and December; in the case of Floating Rate Notes which reset semi-annually, the third Wednesday of two months of each year, as indicated in the applicable Pricing Supplement; and in the case of Floating Rate Notes which reset annually, the third Wednesday of one month of each year, as indicated in the applicable Pricing Supplement; PROVIDED, HOWEVER, that the interest rate in effect from the Issue Date of a Floating Rate Note (or that of a predecessor Note) to the first Interest Reset Date with respect to such Floating Rate Note will be the Initial Interest Rate (as set forth in the applicable Pricing Supplement).

    The Interest Determination Date pertaining to an Interest Reset Date for a Commercial Paper Rate Note (the "Commercial Paper Interest Determination Date") or a Federal Funds Effective Rate Note (the "Federal Funds Effective Interest Determination Date") will be the second Market Day preceding such Interest Reset Date, unless otherwise specified in the applicable Pricing Supplement. The Interest Determination Date pertaining to an Interest Reset Date for a LIBOR Note (the "LIBOR Interest Determination Date") will be the second London Market Day preceding such Interest Reset Date, unless otherwise specified in the applicable Pricing Supplement. The Interest Determination Date pertaining to an Interest Reset Date for a Treasury Rate Note (the "Treasury Interest Determination Date") will be the day of the week in which such Interest Reset Date falls on which Treasury bills would normally be auctioned, unless otherwise specified in the applicable Pricing Supplement. Treasury bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that such auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is so held on the preceding Friday, such Friday will be the Treasury Interest Determination Date pertaining to the Interest Reset Date occurring in the next succeeding week. If an auction date shall fall on any Interest Reset Date for a Treasury Rate Note, then such Interest Reset Date shall instead be the first Market Day immediately following such auction date.

    A Floating Rate Note may have either or both of the following: (a) a maximum numerical interest rate limitation, or ceiling, on the rate of interest which may accrue during any interest period; and (b) a minimum numerical interest rate limitation, or floor, on the rate of interest which may accrue during any interest period. In addition to any maximum interest rate which may be applicable to any Floating Rate Note, the interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application. Under present New York law the maximum rate of interest is 25% per annum on a simple interest basis. The limit does not apply to Floating Rate Notes in which U.S. $2,500,000 or more has been invested.

    Unless otherwise indicated in the applicable Pricing Supplement and except as provided below, interest will be payable, in the case of Floating Rate Notes which reset daily or weekly, on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes which reset monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year (as indicated in the applicable Pricing Supplement); in the case of Floating Rate Notes which reset quarterly, on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes which reset semi-annually, on the third Wednesday of the two months of each year specified in the applicable Pricing Supplement; and in the case of Floating Rate Notes which reset annually, on the third Wednesday of the month specified in the applicable Pricing Supplement (each an "Interest Payment Date"), and in each case, at Maturity. If an Interest Payment Date with respect to any Floating Rate Note would otherwise be a day that is not a Market Day, such Interest Payment Date shall be postponed to the next day that is a Market Day, except that in the case of a LIBOR Note, if such day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Market Day. Unless otherwise indicated in the applicable Pricing Supplement, the Regular Record Date with respect to Floating Rate Notes shall be the date 15 calendar days prior to each Interest Payment Date, whether or not such date shall be a Market Day.

    Unless otherwise indicated in the applicable Pricing Supplement, interest payments for a Floating Rate Note shall be the amount of interest accrued to, but excluding, the Interest Payment Date; provided, however, that if the Interest Reset Dates with respect to any Floating Rate Note are daily or weekly, interest payable on any Interest Payment Date, other than interest payable on any date on which principal on any such Note is payable, will include interest accrued to and including the Regular Record Date next preceding such Interest Payment Date.

    The interest accrued for any period is calculated by multiplying the face amount of such Floating Rate Note by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in such period. Unless otherwise specified in the applicable Pricing Supplement, the interest factor (expressed as a decimal rounded upwards, if necessary, as described below) for each such day is computed by dividing the interest rate (expressed as a decimal rounded upwards, if necessary, as described below) applicable to such date by 360, in the case of Commercial Paper Rate Notes, Federal Funds Effective Rate Notes or LIBOR Notes, or by the actual number of days in the year, in the case of Treasury Rate Notes.

    Unless otherwise specified in a Pricing Supplement or herein, all percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544%
(or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

    Upon the request of the Holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect, and, if different, the interest rate which will become effective as a result of a determination made on the most recent Interest Determination Date with respect to such Floating Rate Note.

  COMMERCIAL PAPER RATE NOTES

    Each Commercial Paper Rate Note will bear interest at the interest rate (calculated with reference to the Commercial Paper Rate and the Spread or Spread Multiplier, if any) specified on the face of such Commercial Paper Rate Note and in the applicable Pricing Supplement.

    Unless otherwise indicated in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Commercial Paper Interest Determination Date, the Money Market Yield (calculated as described below) of the rate on such date for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "Commercial Paper". In the event that such rate is not published prior to 9:00 A.M., New York City time, on the Calculation Date pertaining to such Commercial Paper Interest Determination Date, then the Commercial Paper Rate shall be the Money Market Yield of the rate on such Commercial Paper Interest Determination Date for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published in Composite Quotations under the heading "Commercial Paper". If such rate was neither published in H.15(519) by 9:00 A.M., New York City time, on such Calculation Date nor in Composite Quotations by 3:00 P.M., New York City time, on such date, the Commercial Paper Rate for that Commercial Paper Interest Determination Date shall be calculated by the Calculation Agent and shall be the Money Market Yield of the arithmetic mean (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of the offered rates, as of 11:00 A.M., New York City time, on that Commercial Paper Interest Determination Date, of three leading dealers of commercial paper in The City of New York selected by the Calculation Agent for commercial paper having the Index Maturity specified in the applicable Pricing Supplement placed for an industrial issuer whose bond rating is "AA", or the equivalent, from a nationally recognized rating agency; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate will be the Commercial Paper Rate in effect on such Commercial Paper Interest Determination Date.

    "Money Market Yield" shall be a yield (expressed as a percentage rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) calculated in accordance with the following formula:

                           D X 360
Money Market Yield=   ------------------      X 100
                        360 - (D X M)

    where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the interest period for which interest is being calculated.

  FEDERAL FUNDS EFFECTIVE RATE NOTES

    Each Federal Funds Effective Rate Note will bear interest at the interest rate (calculated with reference to the Federal Funds Effective Rate and the Spread or Spread Multiplier, if any) specified on the face of such Federal Funds Effective Rate Note and in the applicable Pricing Supplement.

    Unless otherwise indicated in the applicable Pricing Supplement, "Federal Funds Effective Rate" means, with respect to any Federal Funds Effective Interest Determination Date, the rate on such date for Federal Funds having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "Federal Funds (Effective)". In the event that such rate is not published prior to 9:00 A.M., New York City time, on the Calculation Date pertaining to such Federal Funds Effective Interest Determination Date, then the Federal Funds Effective Rate will be the rate on such Federal Funds

Effective Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate". If such rate was neither published in H.15(519) by 9:00 A.M., New York City time, on such Calculation Date nor in Composite Quotations by 3:00 P.M., New York City time, on such date, the Federal Funds Effective Rate for that Federal Funds Effective Interest Determination Date shall be calculated by the Calculation Agent and shall be the arithmetic mean (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of the rates, as of 9:00 A.M., New York City time, on that Federal Funds Effective Interest Determination Date, for the last transaction in overnight Federal Funds arranged by three leading brokers of Federal Funds transactions in The City of New York selected by the Calculation Agent; provided, however, that if the brokers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Effective Rate will be the Federal Funds Effective Rate in effect on such Federal Funds Effective Interest Determination Date.

  LIBOR NOTES

    Each LIBOR Note will bear interest at the interest rate (calculated with reference to LIBOR and the Spread or Spread Multiplier, if any) specified on the face of such LIBOR Note and in the applicable Pricing Supplement.

    Unless otherwise indicated in the applicable Pricing Supplement, LIBOR will be determined by the Calculation Agent in accordance with the following provisions:

        (a) With respect to any LIBOR Interest Determination Date, LIBOR will be either (i) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the arithmetic mean (rounded upward, if necessary, to the next higher one-hundred thousandth of a percentage point) of the offered rates for deposits of not less than U.S.$1,000,000 having the Index Maturity specified in such Pricing Supplement, commencing on the applicable Interest Reset Date, that appear on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, or (ii) if "LIBOR Telerate" is specified in the applicable Pricing Supplement or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Pricing Supplement as the method of calculating LIBOR, the rate for deposits of not less than U.S.$1,000,000 having the Index Maturity specified in such Pricing Supplement, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates appear, if LIBOR Reuters is specified in the applicable Pricing Supplement, or if no such rate appears, if LIBOR Telerate is specified in the applicable Pricing Supplement, LIBOR for such LIBOR Interest Determination Date will be determined as described in (b) below.

        (b) With respect to a LIBOR Interest Determination Date on which LIBOR is to be determined pursuant to this clause (b), LIBOR will be determined on the basis of the rates at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date at which deposits in U.S. dollars having the Index Maturity specified in the applicable Pricing Supplement are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the Calculation Agent commencing on the second London Market Day immediately following such LIBOR Interest Determination Date and in a principal amount equal to an amount of not less than U.S.$1,000,000 that in the Calculation Agent's judgment is representative for a single transaction in such market at such time. The Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of such quotations. If fewer than two quotations are provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of the rates quoted at approximately 11:00 A.M., New York City time, on such LIBOR Interest Determination Date by three major banks in The City of New York, selected by the Calculation Agent, for loans in U.S. dollars to leading European banks having the specified Index

    Maturity commencing on the second London Market Day immediately following such LIBOR Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that in the Calculation Agent's judgment is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR will be the LIBOR in effect on such LIBOR Interest Determination Date.

  TREASURY RATE NOTES

    Each Treasury Rate Note will bear interest at the interest rate (calculated with reference to the Treasury Rate and the Spread or Spread Multiplier, if any) specified on the face of such Treasury Rate Note and in the applicable Pricing Supplement.

    Unless otherwise indicated in the applicable Pricing Supplement, "Treasury Rate" means, with respect to any Treasury Interest Determination Date, the rate for the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading, "U.S. Government Securities-- Treasury Bills--auction average (investment)" or, if not so published by 9:00 A.M., New York City time, on the Calculation Date pertaining to such Treasury Interest Determination Date, the auction average rate (expressed as a bond equivalent, rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for such auction as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the Index Maturity specified in the applicable Pricing Supplement are neither published in H.15(519) by 9:00 A.M., New York City time, on such Calculation Date, nor otherwise published or reported as provided above by 3:00 P.M., New York City time, on such date, or if no such auction is held in a particular week, then the Treasury Rate shall be calculated by the Calculation Agent and shall be a yield to Maturity (expressed as a bond equivalent, rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates as of approximately 3:30 P.M., New York City time, on such Treasury Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent, for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate will be the Treasury Rate in effect on such Treasury Interest Determination Date.

BOOK-ENTRY NOTES

    Upon issuance, all Book-Entry Notes of like tenor and having the same Issue Date will be represented by a single permanent global Note. Each permanent global Note representing Book-Entry Notes will be deposited with, or on behalf of, The Depository Trust Company, as U.S. Depositary (the "Depositary"), located in the Borough of Manhattan, The City of New York, and will be registered in the name of the Depositary or a nominee of the Depositary.

    Ownership of beneficial interests in a permanent global Note representing Book-Entry Notes will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such a permanent global Note will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the Depositary or its nominee for such permanent global Note. Ownership of beneficial interests in such a permanent global Note by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a permanent global Note.

    The Company has been advised by the Depositary that upon the issuance of a permanent global Note representing Book-Entry Notes, and the deposit of such permanent global Note with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the Book-Entry Notes represented by such permanent global Note to the accounts of participants. The accounts to be credited shall be designated by the soliciting Agent or, to the extent that the Book-Entry Notes are offered and sold directly, by the Company.

    Payment of principal (and premium, if any) and interest on Book-Entry Notes represented by any permanent global Note registered in the name of or held by the Depositary, or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and Holder of the permanent global Note representing such Book-Entry Notes. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to, or payments made on account of, beneficial ownership interests in a permanent global Note representing such Book-Entry Notes or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such beneficial ownership interests.

    The Company has been advised by the Depositary that upon receipt of any payment of principal (or premium, if any) or interest in respect of a permanent global Note, the Depositary will immediately credit, on its book- entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such permanent global Note as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in a permanent global Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the sole responsibility of such participants.

    No permanent global Note described above may be transferred except as a whole by the Depositary for such permanent global Note to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary.

    A permanent global Note representing Book-Entry Notes is exchangeable for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such permanent global Note or if at any time the Depositary ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (y) the Company in its sole discretion determines that such permanent global Note shall be exchangeable for definitive Notes in registered form or (z) there shall have occurred and be continuing an Event of Default with respect to the Notes. Any permanent global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such permanent global Note.

    Except as provided above, owners of beneficial interests in such permanent global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the Holders thereof for any purpose under the Indenture, and no permanent global Note representing Book-Entry Notes shall be exchangeable, except for another permanent global Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such permanent global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Indenture provides that the Depositary, as a Holder, may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or an owner of a beneficial interest in such permanent global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of the principal United States federal income tax consequences of ownership of Notes deals only with Notes held as capital assets by initial purchasers, and not with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, tax-exempt organizations, life insurance companies, persons that hold Notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, persons that are not "United States Holders", as defined below, or persons whose functional currency is not the U.S. dollar. Moreover, the summary deals only with Notes that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of ownership of Notes that are due to mature more than 30 years from their date of issue will be discussed in an applicable Pricing Supplement. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

    Prospective purchasers of Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of ownership of Notes.

UNITED STATES HOLDERS

  PAYMENTS OF INTEREST

    Interest on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "Original Issue Discount--General"), will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. A United States Holder is a beneficial owner who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

  ORIGINAL ISSUE DISCOUNT

    GENERAL. A Note, other than a Note with a term of one year or less (a "short-term Note"), will be treated as issued at an original issue discount (a "Discount Note") if the excess of the Note's "stated redemption price at maturity" over its issue price is more than a "de minimis amount" (as defined below). Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Note is the total of all payments provided by the Note that are not payments of "qualified stated interest". A qualified stated interest payment is generally any one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the Note. Special rules for "Floating Rate Notes" (as defined below under "Original Issue Discount--Floating Rate Notes") are described below under "Original Issue Discount--Floating Rate Notes".

    In general, if the excess of a Note's stated redemption price at maturity over its issue price is less than 1/4 of 1 percent of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis original issue discount" and the Note is not a Discount Note. Unless the election described below under "Election to Treat All Interest as Original Issue Discount" is made, a United States Holder of a Note with de minimis original issue discount must include such de minimis original issue discount in income as stated principal payments on the Note are made. The includible amount with respect to each such payment will equal the product of the total amount of the Note's de minimis original issue discount and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

    United States Holders of Discount Notes having a maturity of more than one year from their date of issue must, generally, include original issue discount ("OID") in income calculated on a constant-yield method before the receipt of cash attributable to such income, and generally will have to include in income increasingly greater amounts of OID over the life of the Note. The amount of OID includible in income by a United States Holder of a Discount Note is the sum of the daily portions of OID with respect to the Discount Note for each day during the taxable year or portion of the taxable year on which the United States Holder holds such Discount Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the United States Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Note's adjusted issue price at the beginning of the accrual period and such

Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the issue price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by
(y) the amount of any payments previously made on the Note that were not qualified stated interest payments. For purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and
(y) the Note's adjusted issue price as of the beginning of the final accrual period.

    ACQUISITION PREMIUM. A United States Holder that purchases a Note for an amount less than or equal to the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount" is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the United States Holder's adjusted basis in the Note immediately after its purchase over the adjusted issue price of the Note, and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, over the Note's adjusted issue price.

    MARKET DISCOUNT. A Note, other than a short-term Note, will be treated as purchased at a market discount (a "Market Discount Note") if (i) the amount for which a United States Holder purchased the Note is less than the Note's issue price (as determined above under "Original Issue Discount--General") and (ii) the Note's stated redemption price at maturity or, in the case of a Discount Note, the Note's "revised issue price", exceeds the amount for which the United States Holder purchased the Note by at least 1/4 of 1 percent of such Note's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Note's maturity. If such excess is not sufficient to cause the Note to be a Market Discount Note, then such excess constitutes "de minimis market discount". The Code provides that, for these purposes, the "revised issue price" of a Note generally equals its issue price, increased by the amount of any OID that has accrued on the Note.

    Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such Note. Alternatively, a United States Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. Such an election shall apply to all debt instruments with market discount acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Service.

    Market discount on a Market Discount Note will accrue on a straight-line basis unless the United States Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the Note with respect to which it is made and may not be revoked. A United States Holder of a Market Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such
Note in an amount not exceeding the accrued market discount on such Note until the maturity or disposition of such Note.

    PRE-ISSUANCE ACCRUED INTEREST. If (i) a portion of the initial purchase price of a Note is attributable to pre-issuance accrued interest, (ii) the first stated interest payment on the Note is to be made within one year of the Note's issue date and (iii) the payment will equal or exceed the amount of pre-issuance accrued interest, then the United States Holder may elect to decrease the issue price of the Note by the amount of pre-issuance accrued interest. In that event, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the Note.

    NOTES SUBJECT TO CONTINGENCIES INCLUDING OPTIONAL REDEMPTION. In general, if a Note provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies (other than a remote or incidental contingency), whether such contingency relates to payments of interest or of principal, if the timing and amount of the payments that comprise each payment schedule are known as of the issue date, and if one of such schedules is significantly more likely than not to occur, the yield and maturity of the Note are determined by assuming that the payments will be made according to that payment schedule. If there is no single payment schedule that is significantly more likely than not to occur (other than because of a mandatory sinking fund), the Note will be subject to the general rules that govern contingent payment obligations. These rules will be discussed in an applicable Pricing Supplement.

    Notwithstanding the general rules for determining yield and maturity in the case of Notes subject to contingencies, if the Company or the Holder has an unconditional option or options that, if exercised, would require payments to be made on the Note under an alternative payment schedule or schedules, then (i) in the case of an option or options of the Company, the Company will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on the Note and (ii) in the case of an option or options of the Holder, the Holder will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on the Note. For purposes of those calculations, the yield on the Note is determined by using any date on which the Note may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of the Note as the principal amount payable at maturity.

    If a contingency (including the exercise of an option) actually occurs or does not occur contrary to an assumption made according to the above rules (a "change in circumstances") then, except to the extent that a portion of the Note is repaid as a result of the change in circumstances and solely for purposes of the accrual of OID, the yield and maturity of the Note are redetermined by treating the Note as reissued on the date of the change in circumstances for an amount equal to the Note's adjusted issue price on that date.

    ELECTION TO TREAT ALL INTEREST AS ORIGINAL ISSUE DISCOUNT. A United States Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "Original Issue Discount--General", with the modifications described below. For purposes of this election, interest includes stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "Notes Purchased at a Premium") or acquisition premium.

    In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal the electing United States Holder's adjusted basis in the Note immediately after its acquisition, the issue date of the Note will be the date of its acquisition by the electing United States Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the Service. If this election is made with respect to a Note with amortizable bond premium, then the electing United States Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing United States Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the Service.

    If the election to apply the constant-yield method to all interest on a Note is made with respect to a Market Discount Note, the electing United States Holder will be treated as having made the election discussed above under "Original Issue Discount--Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such United States Holder.

    FLOATING RATE NOTES. A "Floating Rate Note" is a Note that: (i) has an issue price that does not exceed the total noncontingent principal payments by more than the lesser of (1) the product of (x) the total noncontingent principal payments, (y) the number of complete years to maturity from the issue date and
(z) .015, or (2) 15 percent of the total noncontingent principal payments, and
(ii) provides for stated interest compounded or paid at least annually at (1) one or more "qualified floating rates", (2) a single fixed rate and one or more qualified floating rates, (3) a single "objective rate" or (4) a single fixed rate and a single objective rate that is a "qualified inverse floating rate".

    A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

    A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

    An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single, fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds. Under these rules, Commercial Paper Rate Notes, LIBOR Notes, Treasury Rate Notes, and Federal Funds Effective Rate Notes will generally be treated as Floating Rate Notes.

    If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

    In general, if a Floating Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note is qualified stated interest and the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

    If a Floating Rate Note does not provide for stated interest at a single qualified floating rate or single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Floating Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

    If a Floating Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Floating Rate Note is treated, for purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Floating Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

    SHORT-TERM NOTES. In general, an individual or other cash basis United States Holder of a short-term Note is not required to accrue OID (as specially defined below for the purposes of this paragraph) for United States federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis United States Holders and certain other United States Holders, including banks, regulated investment companies, dealers in securities, common trust funds, United States Holders who hold Notes as part of certain identified hedging transactions, certain pass-thru entities and cash basis United States Holders who so elect, are required to accrue OID on short-term Notes on either a straight-line basis or under the constant-yield method (based on daily compounding), at the election of the United States Holder. In the case of a United States Holder not required and not electing to include OID in income currently, any gain realized on the sale or retirement of the short-term Note will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. United States Holders who are not required and do not elect to accrue OID on short-term Notes will be required to defer deductions for interest on borrowings allocable to short- term Notes in an amount not exceeding the deferred income until the deferred income is realized.

    For purposes of determining the amount of OID subject to these rules, all interest payments on a short-term Note, including stated interest, are included in the short-term Note's stated redemption price at maturity.

  NOTES PURCHASED AT A PREMIUM

    A United States Holder that purchases a Note for an amount in excess of its principal amount may elect to treat such excess as "amortizable bond premium", in which case the amount required to be included in the United States Holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note's yield to maturity) to such year. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and is irrevocable without the consent of the Service. See also "Original Issue Discount-- Election to Treat All Interest as Original Issue Discount".

  INDEXED NOTES

    The applicable Pricing Supplement will contain a discussion of any special United States federal income tax rules with respect to Notes that are not subject to the rules governing Variable Rate Notes payments on which are determined by reference to any index and other Notes that are subject to the general rules governing contingent payment obligations.

  PURCHASE, SALE AND RETIREMENT OF THE NOTES

    A United States Holder's tax basis in a Note will generally be its cost, increased by the amount of any OID or market discount included in the United States Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis original issue discount and de minimis market discount included in the United States Holder's income with respect to the Note, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium applied to reduce interest on the Note.

    A United States Holder will generally recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the tax basis of the Note. Except to the extent described above under "Original Issue Discount--Short-Term Notes" or "Original Issue Discount--Market Discount" or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 28% if the Note was held for more than one year and to a maximum rate of 20% if the Note was held in excess of 18 months.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to payments of principal, any premium and interest on a Note and the proceeds of the sale of a Note before maturity within the United States to, and to the accrual of OID on a Discount Note with respect to, non-corporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments and to payments of OID if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns.

                         PLAN OF DISTRIBUTION OF NOTES

    Under the terms of an Agency Agreement, dated May 12, 1998 (the "Agency Agreement"), the Notes may be offered from time to time by the Company on a continuing basis through the Agents, each of which has agreed to use reasonable efforts to solicit purchases of the Notes. The Company will pay each Agent a commission ranging from .125% to .750% of the principal amount of each Note with a maturity of 9 months to 30 years, depending on its Stated Maturity, and a commission to be negotiated for Notes with longer maturities, sold through such Agent. The Company will have the sole right to accept offers to purchase Notes and may reject any such offer, in whole or in part. Each Agent shall have the right, in its discretion reasonably exercised, without notice to the Company, to reject any offer to purchase Notes received by it, in whole or in part. The Company also may sell Notes to any Agent, acting as principal, or to a group of underwriters named in the applicable Pricing Supplement for whom such Agent will act as representative, at a discount to be agreed upon at the time of sale, for resale to one or more investors at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent, or to certain securities dealers at the public offering price set forth on the cover page of the applicable Pricing Supplement less the applicable concession, expressed as a percentage, of the principal amount of the Notes. The offering price and other selling terms for such resales may from time to time be varied by such Agent. The Company also may sell Notes directly to investors on its own behalf at varying prices related to prevailing market prices at the time of sale, as determined by the Company.

    Unless otherwise indicated in the applicable Pricing Supplement, payment of the purchase price of Notes will be required to be made in immediately available funds in The City of New York.

    The Agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Act"). The Company has agreed to indemnify the Agents against and contribute toward certain liabilities, including liabilities under the Act. The Company has agreed to reimburse the Agents for certain expenses.

    Unless otherwise indicated in the applicable Pricing Supplement, the Notes will not be listed on any securities exchange. The Agents have advised the Company that they intend to make a market in the Notes, but the Agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover sydicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Goldman, Sachs & Co. and Salomon Brothers Inc each engage in transactions with and perform services for the Company in the ordinary course of business.

                               VALIDITY OF NOTES

    The validity of the Notes will be passed upon for the Company by John W. Holleran, Senior Vice President and General Counsel of the Company, and for the Agents by Sullivan & Cromwell, New York, New York. The opinions of Mr. Holleran and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Company and the Trustee in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions. As of December 31, 1997, Mr. Holleran held 1,091 shares of the Company's common stock. Mr. Holleran holds options to purchase shares of the Company's common stock under a Company stock option plan and holds 805 shares of Convertible Preferred Stock, Series D, in the Company's Employee Stock Option Plan.

                                    GLOSSARY

    Set forth below are definitions, or the locations elsewhere of definitions, of some of the terms used in this Prospectus Supplement.

    "CALCULATION AGENT" means the agent appointed by the Company to calculate interest rates for Floating Rate Notes. Unless otherwise provided in a Pricing Supplement, the Calculation Agent will be U.S. Bank Trust National Association.

    "CALCULATION DATE" means the date on which the Calculation Agent is to calculate an interest rate for a Floating Rate Note, which is the applicable date set forth below, unless otherwise indicated in the applicable Pricing
Supplement:

        "Commercial Paper Rate"--Tenth day after the related Commercial Rate Interest Determination Date or, if such day is not a Market Day, the next succeeding Market Day.

        "Federal Funds Effective Rate"--Tenth day after the related Federal Funds Effective Interest Determination Date or, if such day is not a Market Day, the next succeeding Market Day.

        "LIBOR"--The LIBOR Interest Determination Date.

        "Treasury Rate"--Tenth day after the related Treasury Interest Determination Date or, if such day is not a Market Day, the next succeeding Market Day.

    "COMMERCIAL PAPER RATE" means the rate calculated as set forth under the heading "Description of Notes--Floating Rate Notes--Commercial Paper Rate Notes", unless otherwise indicated in the applicable Pricing Supplement.

    "COMPOSITE QUOTATIONS" means the daily statistical release entitled "Composite 3:30 P.M. Quotations for U.S. Government Securities", or any successor publication, published by the Federal Reserve Bank of New York.

    "DEPOSITARY" shall have the meaning set forth under the heading "Description of Notes--Book-Entry Notes".

    "DESIGNATED LIBOR PAGE" means (a) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the display on the Reuter Monitor Money Rates Service (or any successor service) for the purpose of displaying the London interbank rates of major banks, or (b) if "LIBOR Telerate" is specified in the applicable Pricing Supplement or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Pricing Supplement as the method for calculating LIBOR, the display on the Dow Jones Telerate Service (or any successor service) for the purpose of displaying the London interbank rates of major banks.

    "FEDERAL FUNDS EFFECTIVE RATE" means the rate calculated as set forth under the heading "Description of Notes--Floating Rate Notes--Federal Funds Effective Rate Notes", unless otherwise indicated in the applicable Pricing Supplement.

    "FEDERAL FUNDS EFFECTIVE RATE"--Tenth day after the related Federal Funds Effective Interest Determination Date or, if such day is not a Market Day, the next succeeding Market Day.

    "FIXED RATE NOTE" shall have the meaning set forth under the heading "Description of Notes-- Interest".

    "FLOATING RATE NOTES" shall have the meaning set forth under the heading "Description of Notes-- Interest".

    "H.15(519)" means the weekly statistical release entitled "Statistical Release H.15(519), Selected Interest Rates", or any successor publication, published by the Board of Governors of the Federal Reserve System.

    "INDEX MATURITY" means, with respect to a Floating Rate Note, the period to maturity of the instrument or obligation on which the interest rate formula is based, as indicated in the applicable Pricing Supplement.

    "INITIAL INTEREST RATE" means the rate at which a Floating Rate Note will bear interest from its Issue Date (or that of a predecessor Note) to the first Reset Date, as indicated in the applicable Pricing Supplement.

    "INTEREST DETERMINATION DATE" means the date as of which the interest rate for a Floating Rate Note is to be calculated, to be effective as of the following Reset Date and calculated on the related Calculation Date (except in the case of LIBOR, which is calculated on the related LIBOR Interest Determination Date). See the third paragraph under the heading "Description of Notes--Floating Rate Notes" for the Interest Determination Dates for Floating Rate Notes. The Interest Determination Dates for any Floating Rate Note will also be indicated in the applicable Pricing Supplement.

    "LIBOR"--The LIBOR Interest Determination Date.

    "LIBOR" means the rate calculated as set forth under the heading "Description of Notes--Floating Rate Notes--LIBOR Notes", unless otherwise indicated in the applicable Pricing Supplement.

    "LONDON MARKET DAY" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

    "MARKET DAY" means (a) with respect to any Note, any day that is not a Saturday or Sunday and that, in The City of New York, is not a day on which banking institutions generally are authorized or obligated by law or executive order to close, and (b) with respect to LIBOR Notes only, any such day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

    "RESET DATE" means the date on which a Floating Rate Note will begin to bear interest at the variable interest rate determined as of any Interest Determination Date. See the second paragraph under the heading "Floating Rate Notes" for the applicable Reset Dates for such Notes. The Reset Dates with respect to any Floating Rate Note will also be set forth in the applicable Pricing Supplement and in such Note.

    "SPREAD" means the number of basis points specified in the applicable Pricing Supplement as being applicable to the interest rate for a particular Floating Rate Note.

    "SPREAD MULTIPLIER" means the percentage specified in the applicable Pricing Supplement as being applicable to the interest rate for a particular Floating Rate Note.

    "TREASURY RATE"--Tenth day after the related Treasury Interest Determination Date or, if such day is not a Market Day, the next succeeding Market Day.

    "TREASURY RATE" means the interest rate calculated as set forth under the heading "Description of Notes--Floating Rate Notes--Treasury Rate Notes", unless otherwise indicated in the applicable Pricing Supplement.

                           BOISE CASCADE CORPORATION

                                ---------------

                             SENIOR DEBT SECURITIES

                            ------------------------

    Boise Cascade Corporation (the "Company" which may be referred to as "we" or "us") may periodically offer debentures, notes, or other unsecured types of debt in one or more series ("Debt Securities"). We may offer Debt Securities to raise up to $489,400,000 (or, if we sell the Debt Securities in foreign or composite currencies, whatever the equivalent may be at the time of the offering). Terms of the Debt Securities will reflect market conditions at the time of sale.

    We may sell the Debt Securities directly, through agents, to or through underwriting syndicates led by one or more managing underwriters, or to or through one or more underwriters acting alone. If we involve any of our agents or any underwriters in the sale of these securities, then we will include their names and any applicable commissions or discounts in a prospectus supplement. Any underwriters, dealers, or agents participating in the offering will be "underwriters" as defined by the Securities Act of 1933.

                            ------------------------

    Along with this Prospectus, the Company will provide a supplement to this Prospectus for each offering of Debt Securities ("Prospectus Supplement"). The Prospectus Supplement will describe the amounts, prices, and terms of the Debt Securities included in that offering ("Offered Securities"). It will also state the net proceeds the Company will receive from the sale. The Prospectus Supplement may also update information in this Prospectus. It is important for you to read both this Prospectus and the Prospectus Supplement before you invest.

    We will issue the Offered Securities in the form of one or more Global Securities deposited with The Depository Trust Company, New York, New York ("DTC").

                            ------------------------

    NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES. SIMILARLY, THESE ORGANIZATIONS HAVE NOT DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  This Prospectus is dated: February 25, 1998.

                             AVAILABLE INFORMATION

    The Company files annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C.; 7 World Trade Center, New York, New York; and 500 West Madison Street, Suite 1400, Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

    Reports, proxy statements, and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605-1070; and the Pacific Exchange at 301 Pine Street, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

        1. Annual report on Form 10-K for the year ended December 31, 1996;

        2. Quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997;

        3. The portions of the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders held on April 18, 1997, that have been incorporated by reference into the 10-K for the year ended December 31, 1996; and

        4. Current Report on Form 8-K filing the company's financial information as of December 31, 1997 (including the Ratio of Earnings to Fixed Charges for the years ended 1993 through 1997; Balance Sheets as of December 31, 1997 and 1996; Statements of Income (Loss) for the years ended December 31, 1997, 1996, and 1995; Statements of Cash Flows for the years ended December 31, 1997, 1996, and 1995; Notes to Financial Statements; Report of Independent Public Accountants; and Report of Management) (filed with the SEC on February 23, 1998).

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Investor Relations Department
                           Boise Cascade Corporation
                                  P.O. Box 50
                              Boise, ID 83728-0001
                                  208/384-6390
                               http://www.bc.com
                            ------------------------

    You should rely only on the information incorporated by reference or provided in this Prospectus or the Prospectus Supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the Prospectus Supplement is accurate as of any date other than the date on the front of the document.

                                  THE COMPANY

    Boise Cascade Corporation is an integrated paper and forest products company headquartered in Boise, Idaho, with domestic and international operations. The Company manufactures and distributes paper and wood products, distributes office products and building materials, and owns and manages 2.4 million acres of timberland.

    The Company is a Delaware corporation, and our principal executive office is located at 1111 West Jefferson Street, Boise, Idaho 83728-0001, telephone 208/384-6161. All references to the Company refer, unless the context otherwise requires, to Boise Cascade Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

    Unless otherwise stated in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used to repay debt and for other corporate purposes. Those other corporate purposes may include acquisitions, additions to working capital, and capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

                                                                              YEAR ENDED DECEMBER 31
                                                           -------------------------------------------------------------
                                                              1993         1994        1995        1996         1997
                                                              -----        -----     ---------     -----        -----
Ratio of earnings to fixed charges (1)...................      --           --       $    4.18      --           --
                                                                -----        -----   ---------       -----        -----
                                                                -----        -----   ---------       -----        -----

------------------------

(1) Earnings before fixed charges were inadequate to cover total fixed charges by $150,756,000, $88,207,000, $5,602,000, and $50,666,000 for the years ended December 31, 1993, 1994, 1996, and 1997.

    For any further information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 8-K. See "Available Information" and "Incorporation of Certain Documents by Reference."

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued under an Indenture ("Indenture") dated as of October 1, 1985, as amended to date, between the Company and First Trust of New York, National Association, Trustee ("Trustee"). The Indenture is filed as an exhibit to the Registration Statement. All section references are to sections of the Indenture. All capitalized terms have the meanings specified in the Indenture.

    Debt Securities may be issued periodically in one or more series. The Prospectus Supplement will describe the specific information, including amounts, prices, and terms, for each series of Debt Securities.

GENERAL

    The Indenture does not limit the amount of securities that the Company may issue. As of the date of this Prospectus, $1,101,775,000 principal amount of securities have been issued and are outstanding under the Indenture. In addition to the Debt Securities, we may authorize the issuance of other securities under the Indenture. The securities will be unsecured obligations of the Company. They will rank on a parity with all our other unsecured unsubordinated indebtedness.

    Each Prospectus Supplement will describe the following terms of the Offered
Securities:

    - The title;

    - Any limit on the aggregate principal amount;

    - The date(s) the principal is payable;

    - The interest rate(s), if any, and the date(s) from which the interest accrues;

    - The dates on which the interest, if any, is payable and the regular record dates for the interest payment dates;

    - Whether the Offered Securities are redeemable at our option and the redemption price(s) and other redemption terms and conditions;

    - Whether we are obligated to redeem or purchase the Offered Securities according to any sinking fund or similar provision or at the Holder's option and the price(s), period(s), and terms and conditions of that redemption or purchase obligation;

    - If other than the principal amount, the portion of the principal amount payable if the maturity of the Offered Securities is accelerated;

    - Whether the provisions relating to Satisfaction, Discharge, and Defeasance Prior to Maturity or Redemption apply;

    - If other than United States Dollars, the currency or currencies of payment of principal and any premium and interest (which may be a composite currency such as the European Currency Unit);

    - If payments are based on an index, the manner in which the amount of principal payments and any premium and interest is to be determined; and

    - Any other terms.

    Securities may be issued and sold at a substantial discount below their principal amount. The Prospectus Supplement will describe any special United States federal income tax consequences and other considerations which apply to securities issued at a discount or to any Offered Securities denominated or payable in a foreign currency or currency unit. (Section 301)

BOOK-ENTRY SYSTEM

    The Offered Securities will be issued in the form of one or more fully registered Global Securities. These will be deposited with, or on behalf of, DTC and registered in the name of its nominee. Except as described below, the Global Securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

    DTC has advised the Underwriters and the Company that it is:

    - A limited-purpose trust company organized under the laws of the state of New York;

    - A member of the Federal Reserve System;

    - A "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - A "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

    DTC was created to hold securities for institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants' accounts. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

    Upon issuance of a Global Security representing Offered Securities, DTC will credit (on its book-entry registration and transfer system) the principal amount to participants' accounts. Ownership of beneficial interests in the Global Security will be limited to participants or to persons that hold interests through participants. Ownership of interests in the Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as DTC, or its nominee, is the registered holder and owner of a Global Security, DTC or its nominee, as the case may be, will be considered, for all purposes under the Indenture, the sole owner and holder of the related Offered Securities. Except as described below, owners of beneficial interests in a Global Security will not:

    - be entitled to have the Offered Securities registered in their names; or

    - receive or be entitled to receive physical delivery of certificated Offered Securities in definitive form.

    Each person owning a beneficial interest in a Global Security must rely on DTC's procedures (and, if such person holds through a participant, on the participant's procedures) to exercise any rights of an Offered Securities holder under the Indenture or the Global Security. The Indenture provides that DTC may grant proxies and otherwise authorize participants to take any action which it (as the holder of a Global Security) is entitled to take under the Indenture or the Global Security. We understand that under existing industry practice, if the Company requests any action of Offered Securities holders or an owner of a beneficial interest in a Global Security desires to take any action that DTC (as the holder of the Global Security) is entitled to take, DTC would authorize the participants to take that action and the participants would authorize their beneficial owners to take the action or would otherwise act upon the instructions of their beneficial owners.

    The Company will pay principal of and interest on Offered Securities to DTC. We expect that DTC, upon receipt of any payment of principal or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests. We also expect that payments by participants to owners of beneficial interests in a Global Security held through them will be governed by standing instructions and customary practices (as is the case with securities held for customers' accounts in "street name") and will be the responsibility of the participants. Neither the Company nor the Trustee will have any responsibility or liability for:

    - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Offered Securities;

    - maintaining, supervising, or reviewing any records relating to any beneficial ownership interests;

    - any other aspect of the relationship between DTC and its participants; or

    - the relationship between the participants and the owners of beneficial interests in a Global Security.

    Unless and until they are exchanged in whole or in part for certificated Offered Securities in definitive form, the Global Securities may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee.

    The Offered Securities may be exchanged for certificated Offered Securities in definitive form in denominations of $1,000 or multiples thereof if:

    1. DTC notifies us that it is unwilling or unable to continue as depositary for the Global Securities or if at any time it ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

    2. The Company decides at any time not to have all of the Offered Securities represented by the Global Securities and so notifies the Trustee; or

    3. An Event of Default has occurred and is continuing with respect to the Offered Securities.

    If there is such an exchange, certificated Offered Securities will be issued in authorized denominations and registered in such names as DTC directs. Subject to the foregoing, the Global Securities are not exchangeable, except for a Global Security(ies) of the same aggregate denomination to be registered in DTC's or its nominee's name.

MATERIAL COVENANTS OF THE COMPANY

  CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

    "Attributable Debt" means the total net amount of rent required to be paid during the remaining primary term of any particular lease under which any person is at the time liable, discounted at the rate per annum equal to the weighted average interest rate borne by the securities outstanding under the Indenture. (Section 101)

    "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting
(1) all liabilities, other than deferred income taxes, Funded Debt, and shareholders' equity and (2) all goodwill, trade names, trademarks, patents, organization expenses, and other like intangibles of the Company and its consolidated subsidiaries. (Section 101)

    "Funded Debt" means (1) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and
(2) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles. (Section 101)

    "Principal Property" means (1) any mill, converting plant, manufacturing plant, or other facility owned by the Company or any Restricted Subsidiary of the Company which is located within the present 50 states of the United States and the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 3% of Consolidated Net Tangible Assets and (2) Timberlands, in each case other than properties or any portion of a particular property which in the opinion of the Board of Directors is not of material importance to the Company's business or other than minerals or mineral rights. (Section 101)

    "Restricted Subsidiary" means a Subsidiary of the Company substantially all the property of which is located, or substantially all of the business of which is carried on, within the present 50 states of the United States and which owns a Principal Property, excluding however a Subsidiary of the Company which is primarily engaged in the development and sale or financing of real property. (Section 101)

    "Subsidiary" of the Company means a corporation more than 50% of the voting stock of which is, directly or indirectly, owned by the Company, one or more Subsidiaries of the Company, or the Company and one or more Subsidiaries. (Section 101)

RESTRICTIONS ON SECURED DEBT

    Neither the Company nor any Restricted Subsidiary shall incur, issue, assume, or guarantee any loans, whether or not evidenced by any evidence of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge, or lien ("Mortgage") on any Principal Property of the Company or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, unless the Company secures or causes such Restricted Subsidiary to secure the securities issued under the Indenture equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless

    (x) the aggregate amount of all such secured Debt, together with

    (y) all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets. The above restriction does not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by:

    1. Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary;

    2.  Mortgages in favor of the Company or a Restricted Subsidiary;

    3. Mortgages in favor of governmental bodies to secure progress or advance payments;

    4. Mortgages on property, shares of Capital Stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), and purchase money and construction Mortgages which are entered into within specified time limits;

    5.  Mortgages securing industrial revenue or pollution control bonds;

    6. Mortgages on Timberlands or in connection with arrangements under which the Company or any Restricted Subsidiary is obligated to cut or pay for timber; or

    7. Any extension, renewal, or refunding of any Mortgage referred to in the foregoing clauses (1) through (6) inclusive. (Section 1004)

  RESTRICTIONS ON SALES AND LEASEBACKS

    Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless

    (x) the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to such transaction plus

    (y) all secured Debt (with the exception of secured Debt which is excluded as described in "Restrictions on Secured Debt" above)

would not exceed 10% of Consolidated Net Tangible Assets.

    This restriction does not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if:

    1. The lease is for a period, including renewal rights, not in excess of three years;

    2. The sale or transfer of the Principal Property is made within a specified period after its acquisition or construction;

    3. The lease secures or relates to industrial revenue or pollution control bonds;

    4. The transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or

    5. The Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased, an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased or (ii) the fair market value of the Principal Property leased.

    The amount to be applied to the retirement of Funded Debt shall be reduced by (x) the principal amount of any debentures or notes (including securities issued under the Indenture) of the Company or a Restricted Subsidiary surrendered within 180 days after such sale to the applicable trustee for retirement and cancellation and (y) the principal amount of Funded Debt, other than items referred to in the preceding clause (x), voluntarily retired by the Company or a Restricted Subsidiary within 180 days after such sale. (Section
1005)

MODIFICATION AND WAIVER

    The Company and the Trustee may amend the Indenture with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the outstanding securities of each series issued under the Indenture affected by the amendment. However, the Company and the Trustee may not, without the consent of the Holder of each Security affected thereby:

    1. Change the Stated Maturity of the principal of or any installment of the principal of or interest, if any, on any such Security;

    2. Reduce the principal amount of, the rate of interest, if any, on or any premium payable upon the redemption of, any such Security;

    3. Reduce the principal amount due upon acceleration of the maturity of an Original Issue Discount Security;

    4. Change the place or currency of payment of principal of (or premium or interest, if any, on) any such Security;

    5. Impair the right to institute suit to enforce any payment on or after the Stated Maturity or Redemption Date of such Security;

    6. Change the Indenture to permit amendments with the consent of the Holders of less than 66 2/3% in principal amount of securities of any affected series; or

    7. Modify the above requirements or reduce the percentage of outstanding securities necessary to waive compliance with certain provisions of the Indenture or to waive certain defaults and their consequences. (Section
       902)

    The Holders of a majority in aggregate principal amount of the outstanding securities of any series may waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008)

SATISFACTION, DISCHARGE, AND DEFEASANCE PRIOR TO MATURITY OR REDEMPTION

  DEFEASANCE OF ANY SERIES

    If the Company deposits with the Trustee, in trust, at or before maturity or redemption of the outstanding securities of any series, money or direct obligations of the United States of America or obligations the principal of and interest on which are guaranteed by the United States of America in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay when due the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest on any series of outstanding securities at the Stated Maturity of such principal or installment of principal or interest, as the case may be, then the Company may omit to comply with certain terms of the Indenture with respect to that series of securities, including the restrictive covenants described above. Further, the Events of Default described in clauses (3) and (4) under "Events of Default" below shall not apply. Defeasance of securities of any series is subject to the satisfaction of certain conditions, including among others:

    1. The absence of an Event of Default or event which with notice or lapse of time would become an Event of Default at the date of the deposit;

    2.  The perfection of the Holders' interest in such deposit; and

    3. That such deposit will not result in a breach of, or constitute a default under, any instrument by which the Company is bound. (Section
       402)

  SATISFACTION AND DISCHARGE OF ANY SERIES

    Upon the deposit of money or securities as contemplated in the preceding paragraph and the satisfaction of certain other conditions, the Company may also omit to comply with its obligation to pay the principal of (and premium, if any) and interest on a particular series of securities. Any Events of Default with respect thereto shall not apply, and thereafter, the Holders of securities of such series shall be entitled only to payment out of the money or securities deposited with the Trustee. Such conditions include among others:

    1. Except in certain limited circumstances involving a deposit made within one year of maturity or redemption:

       (i) no Event of Default or event which, with notice or lapse of time, would become an Event of Default exists at the date of deposit or on the 91st day thereafter, and

       (ii) the Company delivers to the Trustee an Opinion of Counsel of a nationally recognized tax counsel that Holders of the securities of such series will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit and the satisfaction, discharge, and defeasance and will be subject to federal income tax in the same amounts, in the same manner, and at the same times as would have been the case if such deposit and defeasance had not occurred, and

    2. The Company receives an Opinion of Counsel stating that satisfaction and discharge will not violate the rules of any nationally recognized securities exchange on which securities of that series are listed. (Section 401)

  FEDERAL INCOME TAX CONSEQUENCES

    Under current federal income tax law, the deposit and defeasance described above under "Defeasance of any Series" will not result in a taxable event to any Holder of securities or otherwise affect the federal income tax consequences of an investment in securities of any series.

    The federal income tax treatment of the deposit and defeasance described above under "Satisfaction and Discharge of any Series" is not clear. A deposit and defeasance is likely to be treated as a taxable exchange of such securities for beneficial interests in the trust consisting of the deposited money or securities. In that event, a Holder of securities would be required to recognize gain or loss equal to the difference between the Holder's adjusted basis for the securities and the fair market value of the Holder's beneficial interest in such trust. Thereafter, such Holder would be required to include in income a share of the income, gain, and loss of the trust. As described above, except in certain limited circumstances involving a deposit made within one year of maturity or redemption, it is a condition to such a deposit and defeasance that the Company obtain an opinion of tax counsel to the effect that such deposit and defeasance will not alter the Holders' tax consequences that would have been applicable in the absence of the deposit and defeasance. Purchasers of the Debt Securities should consult their own advisers with respect to the tax consequences to them of such deposit and defeasance, including the applicability and effect of tax laws other than federal income tax law.

EVENTS OF DEFAULT

    The Indenture defines an "Event of Default" with respect to securities of each series as one or more of the following events:

    1. Default in the payment of any interest on any security of that series for 30 days after becoming due;

    2. Default in the payment of principal of or any premium on any security of that series when due;

    3. Default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture for 90 days after notice;

    4. Involuntary acceleration of the maturity of indebtedness in excess of $5,000,000 for money borrowed by the Company or any of its Restricted Subsidiaries, if the acceleration is not rescinded or annulled, or the indebtedness is not discharged, within 10 days after notice;

    5. Entry of certain court orders requiring the Company or any Restricted Subsidiary to make payments exceeding $1,000,000 and where 60 days have passed since the entry of the order without its having been satisfied or stayed;

    6.  Certain events of bankruptcy, insolvency, or reorganization; and

    7. Any other Event of Default provided with respect to securities of that series issued under the Indenture.

    If any Event of Default described in clauses (1), (2), or (7) shall occur and be continuing, then either the Trustee or the Holders of at least 25% (or if the securities of the series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) in principal amount of the outstanding securities of that series may accelerate the Maturity of the securities of that series. If an Event of Default described in clauses (3), (4), (5), or (6) above shall occur and be continuing, then either the Trustee or the Holders of at least 25% (or if the securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) in principal amount of the outstanding securities issued under the Indenture may accelerate the Maturity of all outstanding securities. (Sections 501 and 502)

    The Indenture provides that the Trustee, within 90 days after a default with respect to any series of securities, shall give to the Holders of securities of that series notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods); provided however that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any Security of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of securities of such series. (Section 602)

    The Indenture requires the Company to furnish to the Trustee an annual statement by certain Company officers that to the best of their knowledge the Company is not in default of any of its obligations under the Indenture or, if there has been a default, specifying each such default. (Section 1006)

    The Holders of a majority in principal amount of the outstanding securities of any series affected will have the right, subject to certain limitations, to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the securities of such series and to waive certain defaults. (Sections 512 and 513)

    The Indenture provides that if a default occurs and is continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of that person's own affairs. (Section 601)

    Subject to certain provisions, the Trustee will not be obligated to exercise any of its rights or powers under the Indenture at the request of any of the Holders of securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses, and liabilities which the Trustee might incur in compliance with such request. (Section 603)

MERGER OR CONSOLIDATION

    The Indenture provides that no consolidation or merger of the Company with or into any other corporation and no conveyance or transfer of its property substantially as an entirety to another corporation may be made:

    1.  Unless

       (i) The surviving corporation or acquiring Person shall be a corporation organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia and shall expressly assume the payment of principal of and any premium and interest on the securities and the performance of covenants in the Indenture;

       (ii) Immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

       (iii) The Company has delivered the required Officers' Certificate and Opinion of Counsel to the Trustee; or

    2. If, as a result thereof, any Principal Property of the Company or any Restricted Subsidiary would become subject to a Mortgage which is not expressly excluded from the restrictions or permitted by the provisions of the "Restrictions on Secured Debt" covenant unless all the Outstanding Securities are secured by a lien upon such Principal Property equal with (or, at the Company's option, prior to) that of the Debt secured by such Mortgage. (Section 801)

CONCERNING THE TRUSTEE

    We maintain a deposit account and conduct other banking transactions with the Trustee in the normal course of our business. As of September 30, 1997, the Trustee is the trustee under indentures pursuant to which our 10.125% Notes Due 1997, 9.90% Notes Due 2000, 9.875% Notes Due 2001, 9.85% Notes Due 2002, 9.45%
Debentures Due 2009, 7.35% Debentures Due 2016, and $415,405,000 (principal amount) of Medium-Term Notes, Series A are outstanding.

GOVERNING LAW

    The Indenture and the securities shall be governed by and construed under New York law.

                              PLAN OF DISTRIBUTION

    We may sell Debt Securities to one or more underwriters for public offering and sale or may sell Debt Securities to investors directly or through agents. The Prospectus Supplement will describe the method of distribution.

    The Offered Securities may be distributed periodically in one or more transactions at:

    - A fixed price or prices, which may be changed;

    - Market prices prevailing at the time of sale;

    - Prices related to the prevailing market prices; or

    - Negotiated prices.

    In connection with the sale of Offered Securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters or agents may sell Offered Securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation which we pay to underwriters or agents in connection with the Offered Securities and any discounts, concessions, or commissions allowed by underwriters to participating dealers will be described in the Prospectus Supplement. Underwriters, dealers, and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters or agents and their controlling persons, dealers, and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

    If indicated in the Prospectus Supplement, we will authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase Offered Securities from us pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date(s) stated in the Prospectus Supplement. Each Contract will be for an amount not less than (and the aggregate amount of Offered Securities sold pursuant to Contracts shall be not less or more than) the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. Purchasers will in all cases be subject to the Company's approval. The obligations of any purchaser under any Contract will not be subject to any conditions except:

        1. The purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

        2. If the Offered Securities are being sold to underwriters, the Company shall have sold to the underwriters the total principal amount of the Offered Securities less the principal amount covered by Contracts.

The underwriters will not have any responsibility regarding the validity or performance of the Contracts.

    Each issue of Offered Securities will be a new issue of securities with no established trading market. Any underwriters to whom we sell Offered Securities for public offering and sale may make a market in the Offered Securities. Nevertheless, the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

    Certain of the underwriters and their associates may engage in transactions with and perform services for us in the ordinary course of business.

                         VALIDITY OF OFFERED SECURITIES

    The validity of the Offered Securities will be passed upon for us by John W. Holleran, who is our Senior Vice President and General Counsel, and for the underwriters or agents, if any, by Sullivan & Cromwell, New York, New York. As of December 31, 1997, Mr. Holleran was the beneficial owner of 1,091 shares of our common stock and 805 shares of our Convertible Preferred Stock, Series D, in the Employee Stock Option Plan. Mr. Holleran holds options to purchase shares of our common stock under a Company stock option plan.

                                    EXPERTS

    The audited financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports which accompany those statements, and are incorporated by reference in reliance upon the authority of that firm as experts in accounting and auditing in giving such reports.

                                [RECYCLED LOGO]

         This Notice and Proxy Statement is printed on recycled-content
                 ASPEN-TM- Lightweight Opaque paper produced by
          Boise Cascade's papermakers at its St. Helens, Oregon, mill.
          This paper is made with no less than 10% postconsumer fiber.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                 -----------
Description of Notes...........................         S-2
Certain Federal Income Tax Considerations......        S-10
Plan of Distribution of Notes..................        S-17
Validity of Notes..............................        S-18
Glossary.......................................        S-19

                         PROSPECTUS

Available Information..........................           2
Incorporation of Certain Documents by
  Reference....................................           2
The Company....................................           3
Use of Proceeds................................           3
Ratio of Earnings to Fixed Charges.............           3
Description of Debt Securities.................           3
Plan of Distribution...........................          12
Validity of Offered Securities.................          13
Experts........................................          13

                                  $489,400,000

                           BOISE CASCADE CORPORATION

                               MEDIUM-TERM NOTES,

                                    SERIES A

                                DUE 9 MONTHS OR

                               MORE FROM DATE OF

                                     ISSUE

                               ------------------

                             PROSPECTUS SUPPLEMENT

                               ------------------

                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

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